As filed with the Securities and Exchange Commission on December 2, 2021

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

NexPoint Diversified Real Estate Trust

300 Crescent Court, Suite 700

Dallas, Texas 75201

File No. 811-21869

AMENDMENT NO. 3

Application Pursuant to Section 8(f) of

The Investment Company Act of 1940 for an Order Declaring

That Applicant has Ceased to be an Investment Company

Communications regarding this Application

should be addressed to:

Stephanie Vitiello

NexPoint Diversified Real Estate Trust

300 Crescent Court, Suite 700

Dallas, Texas 75201

Telephone: (844) 485-9167

Email: info@nexpoint.com

Copies to:

Thomas A. DeCapo Kenneth E. Burdon Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 Telephone Number: (617) 573-4800	R. Charles Miller K&L Gates, LLP 1601 K St NW Washington, DC 20006 Telephone: (202) 778-9372

I.	NATURE OF RELIEF SOUGHT BY APPLICANT

NexPoint Diversified Real Estate Trust (the “Applicant”), seeks an order (the “Order”) pursuant to Section 8(f) of the Investment Company Act of 1940 (the “1940 Act”) declaring that Applicant has ceased to be an investment company under the 1940 Act.

II.	APPLICANT

Applicant is a non-diversified, closed-end management investment company registered under the 1940 Act. Applicant is a statutory trust duly formed and existing under and by virtue of the laws of the State of Delaware and, as of the date of this filing, is in good standing with that state. Applicant’s currently outstanding common shares of beneficial interest, par value $0.001 per share (“common shares”), are listed on the New York Stock Exchange (“NYSE”) under the symbol “NXDT.” Applicant’s currently outstanding 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share and liquidation preference of $25.00 per share (“Series A Preferred Shares” and, together with the common shares, “Shares”), are listed on the New York Stock Exchange (“NYSE”) under the symbol “NXDT–PA.” Applicant expects that the Shares will continue to be traded on the NYSE after deregistration as an investment company. Applicant had 37,048,337 common shares and 3,359,593 Series A Preferred Shares outstanding as of December 1, 2021.

Applicant is not currently a party to any litigation or administrative proceeding and has timely complied with its obligations to file annual and other reports with the Securities and Exchange Commission (the “Commission”).1

III.	ACTION REGARDING DEREGISTRATION

A.	Historical Development

Applicant’s primary investment objectives are to provide both current income and capital appreciation. Prior to Applicant’s Special Meeting of Shareholders held on August 28, 2020 (the “Special Meeting”), Applicant pursued its investment objectives by investing primarily in the following categories of securities and instruments of corporations and other business entities: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; (iv) structured products, including but not limited to, mortgage-backed and other asset-backed securities and collateralized debt obligations; (v) equities; (vi) other investment companies, including business development companies; and (vii) real estate investment trusts (“REITs”). Applicant was also permitted to invest in derivative instruments that have economic characteristics similar to instruments in investment categories (i)—(vii).

On or about July 10, 2020, Applicant mailed to shareholders its definitive proxy statement (the “Proxy Statement”) for the Special Meeting soliciting shareholder approval of (i) a proposal to change Applicant’s business from a registered investment company that invests primarily in debt and equity securities to a diversified real estate investment trust (“REIT”) and to amend Applicant’s fundamental investment restrictions to permit Applicant to engage in its new business (the “Business Change Proposal”) and (ii), if the Business Change Proposal were approved, a proposal to approve the amendment and restatement of Applicant’s Agreement and Declaration of Trust (the “Amendment Proposal” and, together with the Business Change Proposal, the “Proposals”).2 The Proxy Statement explained that, as a diversified REIT, Applicant would expect to diversify its investments among various commercial real estate property types and across the capital structure, including but not limited to: equity, mortgage debt, mezzanine debt and preferred equity. Applicant explained its expectation that property types will primarily include industrial, hospitality, net lease, retail, office, storage and healthcare and, to the extent currently owned, multifamily and single-family rentals, but that Applicant would have the authority to invest without limitation in any property type. Applicant noted that, as of the date of the Proxy Statement, Applicant had an existing real estate portfolio that consisted of multifamily, single-family, net lease, hospitality, retail, storage, office, and other assets.

The Proxy Statement stated that if the Proposals were approved, Applicant would, among other things:

•	realign its portfolio so that it will not be considered an investment company under the 1940 Act and apply to the Commission for the Order;

[1]

Applicant was unable to complete and timely file its Form N-CSR and Form N-CEN for the fiscal year ended December 31, 2019 without unreasonable effort or expense. Applicant filed notifications of late filing on Form NTFNCSR and Form NTFNCEN on March 12, 2020 and March 17, 2020, respectively. Applicant filed its Form N-CSR and Form N-CEN for the fiscal year ended December 31, 2019 on April 10, 2020 and April 15, 2020, respectively.

[2]	https://www.sec.gov/Archives/edgar/data/1356115/000119312520191100/d938006ddef14a.htm.

•	amend its fundamental investment restrictions regarding purchasing and selling real estate and originating loans to permit Applicant to pursue its new business while awaiting the Order;

•	replace certain of its non-fundamental investment policies and strategies with new investment policies and strategies that enable Applicant to pursue its new business;

•

begin operating as a diversified REIT while awaiting the Order and, in connection there with, begin to diversify its investments among various commercial real estate property types and across the capital structure, including but not limited to: equity, mortgage debt, mezzanine debt and preferred equity;

•

terminate, amend or replace its existing credit facilities and leverage, as necessary, in order to establish replacement credit arrangements designed for Applicant’s business as a diversified REIT; and

•	change its name to indicate its new business as a diversified REIT.

The Proxy Statement noted that, if the Proposals were approved, Applicant’s current investment advisory agreement would remain in effect, including the existing investment advisory fee, until Applicant receives the Order. The Proxy Statement stated that, if and when Applicant receives the Order, Applicant’s Board of Trustees (the “Board,” and each member, a “Trustee”) anticipates that NexPoint Advisors, L.P. (the “Adviser”) would continue to provide the day-to-day management of Applicant’s operations, pursuant to the existing investment advisory agreement, except that the terms of the investment advisory agreement would likely be amended to remove certain provisions required by the 1940 Act and to otherwise conform the agreement to terms more customary for publicly traded REITs.

The Proxy Statement stated that, if the Amendment Proposal were approved, Applicant’s Agreement and Declaration of Trust would be amended to: (i) make certain changes necessary to implement the Proposals and operate as a REIT, (ii) provide the Trustees with greater flexibility and authority consistent with the Delaware Statutory Trust Act; (iii) implement other updates and clarifications; and (iv) require a supermajority vote to reverse or take other action that would impede the implementation of the Proposals.

The Proxy Statement further stated that, after deregistering as an investment company, Applicant would no longer be subject to regulation under the 1940 Act. In addition, the Proxy Statement explained that Applicant would continue to be managed by Applicant’s officers and overseen by the Board, which would maintain substantially similar power, authority and discretion as the Board had before deregistration and be subject to the same duties under state law.

At the Special Meeting, Applicant’s shareholders approved the Proposals. As a result, Applicant’s management has begun implementing the Proposals and the Board adopted the Amended and Restated Agreement and Declaration of Trust in accordance with the disclosure in the Proxy Statement.

B.	Public Representation Policy

On June 19, 2020, Applicant issued a press release announcing that Applicant filed a preliminary proxy statement with the Commission to hold a special meeting of shareholders to consider and approve the Proposals. The press release also announced that Applicant’s Board, including the Trustees who are not interested persons of Applicant (as defined in the 1940 Act), had reviewed the Proposals at length, and believes they are in the best interest of shareholders.

Following shareholder approval of the Proposals at the Special Meeting, Applicant once again announced Applicant’s plan to transition its business and investments to those of a diversified REIT. The press release also announced the Board’s continued belief that the conversion to a diversified REIT provides the best path to increase shareholder value over time.

In the Notes to Financial Statements included in Applicant’s Semi-Annual Report on Form N-CSRS, filed with the Commission on November 1, 2020, Applicant described the Proposals, reported the voting results from the Special Meeting and reiterated that the Proposals are intended to increase shareholder value.

On October 15, 2020, Applicant announced via press release its plan to conduct an issuer tender offer pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) for up to 15 million common shares in exchange for newly issued preferred shares and cash (the “Exchange Offer”). This press release also included an update on Applicant’s conversion to a diversified REIT. Specifically, Applicant stated that:

•	the Adviser, together with the Board, believes converting Applicant to a diversified REIT provides the best path to increase shareholder value over time;

•	the conversion to a diversified REIT is expected to provide a number of benefits to shareholders;

•	the Exchange Offer is part of a continued approach to narrow Applicant’s discount while successfully transitioning Applicant’s assets to qualify as a REIT; and

•	the Adviser anticipates that Applicant will achieve REIT tax status in the first quarter of 2021.

The offering document used in connection with the Exchange Offer (such document, the “Offer to Exchange”), and the terms of the preferred shares issued in the Exchange Offer, reflect Applicant’s continuing intention to deregister as an investment company and become a diversified REIT. The terms of the preferred shares issued in the Exchange Offer expressly contemplate terms required by, or related to, Applicant’s status as an investment company registered under the 1940 Act becoming inapplicable, and in certain cases their replacement with terms more customary of REIT-issued retail preferred shares. These features of the preferred share terms were further described in the Offer to Exchange.

In the Notes to Financial Statements included in Applicant’s Annual Report on Form N-CSR, filed with the Commission on March 11, 2021, Applicant provided an update on the implementation of the Proposals, stating that the Adviser has begun to realign Applicant’s portfolio and reiterating Applicant’s intention to apply for an order under the 1940 Act declaring that Applicant has ceased to be an investment company in the first quarter of 2021.

In addition, in Applicant’s definitive proxy materials for its 2021 annual meeting of shareholders, filed with the Commission on April 27, 2021, Applicant provided an update on the implementation of the Proposals

Applicant’s “Q2 Investor Fact Sheet,” which was publicly available on Applicant’s website, stated that Applicant has completed the initial repositioning of its investment portfolio sufficient to achieve REIT tax status and is operating during its 2021 taxable year so that it may qualify for taxation as a REIT. Applicant’s “Q3 Investor Fact Sheet,” which is presently publicly available on Applicant’s website, contains the same statement and also discussed Applicant’s change in name described below.

In the Notes to Financial Statements included in Applicant’s Semi-Annual Report on Form N-CSRS, filed with the Commission on September 9, 2021, Applicant stated that, on March 31, 2021, it filed its initial application for an order under the 1940 Act declaring that Applicant is no longer an investment company and that Applicant has repositioned its investment portfolio sufficient to achieve REIT tax status and is operating during its 2021 taxable year so that it may qualify for taxation as a REIT.

Thus, while Applicant is required under the 1940 Act to state in its financial statements that it is a registered investment company, Applicant’s periodic reports to shareholders, press releases and website indicate that Applicant is implementing the Proposals in accordance with the disclosure in the Proxy Statement. As of the date of this Application, Applicant:

•	divested and reorganized, and continues to winddown or divest, its legacy portfolio assets and has realigned its portfolio such that it is no longer an investment company under the 1940 Act;

•	terminated one of its committed credit facilities;

•	is in the process of renegotiating the terms of its revolving credit agreement;

•	terminated its existing reverse repurchase agreements; and

•	changed its name to “NexPoint Diversified Real Estate Trust.”

As a result of these efforts, Applicant is and holds itself out as a diversified REIT.

Upon deregistration, Applicant will issue a press release to shareholders indicating that it is no longer a registered investment company and will cease indicating in its financial statements that it is a registered investment company.

C.	Activities of Adviser and Applicant’s Trustees and Officers

As discussed in the Proxy Statement, Applicant’s current investment advisory agreement will remain in effect, including the existing investment advisory fee, until Applicant receives the Order. Following receipt of the Order, the Adviser will continue to provide the day-to-day management of Applicant’s operations, subject to the oversight and direction of the Board. Management and administrative fees under the investment advisory agreement will remain the same. It is expected that the terms of the investment advisory agreement would also be amended to remove certain provisions required by the 1940 Act and to otherwise conform the agreement to terms more customary for publicly traded REITs.

In addition, following receipt of the Order, the Adviser intends to seek Board and shareholder approval to implement a Long-Term Incentive Plan (“LTIP”) for Applicant’s Trustees, officers and key employees. Such plans are common in the REIT industry and better align the interests of management with shareholders.

Applicant’s officers are also officers of the Adviser or its affiliates and have significant experience underwriting, originating, purchasing, and managing real estate investments, REITs and publicly traded companies. The Adviser and its affiliates currently manage nine REITs, which include three publicly traded sector-specific REITs and one privately offered sector-specific REIT. In addition, the Adviser and its affiliates manage private REITs, including two of Applicant’s wholly-owned subsidiaries, NexPoint Real Estate Opportunities, LLC (“NREO”) and NexPoint Real Estate Capital LLC (“NREC”), and a majority-owned subsidiary, NexPoint Storage Partners, Inc. (“NSP” and, together with NREO and NREC, the “Subsidiaries”). Applicant does not have any employees.

Applicant has long pursued a real estate strategy as part of its business. In addition to Applicant’s existing real estate portfolio and the real estate portfolio held by the Subsidiaries, Applicant successfully completed a spin-off transaction in 2015 that resulted in Applicant’s previously wholly-owned subsidiary becoming a publicly traded REIT.3

As noted above, the Adviser is implementing the Proposals. Following shareholder approval of the Proposals, the Board adopted the Amended and Restated Agreement and Declaration of Trust. In addition, Applicant’s officers took or began taking steps to implement the Proposals, including, but not limited to:

•	causing Applicant to divest, reorganize and winddown its legacy portfolio assets and realign its portfolio such that it is no longer an investment company under the 1940 Act;

•	terminating one of Applicant’s committed credit facilities;

•	renegotiating the terms of Applicant’s revolving credit agreement;

•	terminating the existing reverse repurchase agreements; and

•	changing its name to “NexPoint Diversified Real Estate Trust.”

Applicant’s officers have been managing Applicant as a REIT in 2021 and, as part of that, have been continuing their long-standing management of Applicant’s Subsidiaries. These activities include sourcing, diligencing, originating, financing and executing investments in real estate, and then managing the development, improvement and operations of such real estate assets. Applicant’s officers report to the Board on a periodic basis, but no less frequently than quarterly, on the implementation of the Proposals and their activities as previously described. The Board oversees these activities by Applicant’s officers and provides strategic guidance on these activities. The Board also monitors the Adviser’s progress with regard to, among other things, the implementation of the Proposals and has general oversight responsibility with respect to the Adviser’s activities.

The activities of the Adviser and Applicant’s Trustees and officers indicate that Applicant no longer operates as an “investment company” as defined under Section 3(a) of the 1940 Act, but rather, operates as a diversified REIT.

D.	Applicant’s Present Assets

Applicant operates as a diversified REIT and invests among various commercial real estate property types and across the capital structure, including but not limited to: equity, mortgage debt, mezzanine debt and preferred equity. Applicant has, and has had, an existing real estate portfolio that consists of multifamily, single-family, net lease, hospitality, retail, self-storage, timber, life sciences, office, and other assets. Applicant may also reinvest its cash items or proceeds from the sale or maturity of investment securities into other assets; however, in no event will investment securities (as defined in Section 3(a)(2) of the 1940 Act) represent more than 40% of Applicant’s Adjusted Total Assets (as defined below).

As of December 1, 2021, Applicant’s assets were comprised of (i) “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), (ii) “investment securities” (as defined in Section 3(a)(2) of the 1940 Act) and (iii) interests in the Subsidiaries.

Applicant owns 100% of the voting securities of each of NREO and NREC, and 53% of the voting securities of NSP. None of NREO, NREC or NSP is an “investment company” within the meaning of Section 3(a) of the 1940 Act, and none of those entities is relying on the exception from the definition of “investment company” in Sections 3(c)(1) or 3(c)(7) of the 1940 Act, as described below in Section IV.D. As a result, the securities issued by the Subsidiaries and owned by Applicant are not investment securities.

As of December 1, 2021, the aggregate value of the securities issued by the Subsidiaries and owned by Applicant was approximately 65% of the value of Applicant’s total assets, exclusive of “Government securities” (as defined in the 1940 Act) and “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), on an unconsolidated basis (“Adjusted Total Assets”). The value of investment securities owned by Applicant represents approximately 35% of Applicant’s Adjusted Total Assets as of December 1, 2021, which is less than 40% of Applicant’s Adjusted Total Assets.

Applicant may establish other wholly-owned subsidiaries to carry out specific activities, as noted below, consistent with Applicant’s business of operating as a diversified REIT.

[3]	In the Matter of NexPoint Credit Strategies Fund, et al., 1940 Act Rel. Nos. 31448 (February 5, 2015) (notice) and 31488 (February 26, 2015) (order).

E.	Applicant’s Present Income

For the six-month period ended May 30, 2021, Applicant derived approximately 77% of its net income after taxes from investment securities (as defined in Section 3(a)(2) of the 1940 Act). For the period from May 30, 2021 through December 1, 2021, Applicant derived approximately 35% of its net income after taxes from investment securities, which is less than 45%.4

Applicant continues to wind down legacy assets that are investment securities and intends to continue to redeploy capital into assets that are not investment securities in accordance with its new business as a diversified REIT. Thus, given Applicant’s current asset mix, with 65% of its Adjusted Total Assets represented by interests in the Subsidiaries, and the continued winding down of legacy positions in investment securities coupled with redeployment of capital into assets that are not investment securities pursuant to its new business as a diversified REIT, Applicant expects its net income after taxes from investment securities to continue to decrease, and its net income after taxes from interests in the Subsidiaries to continue to increase, as it continues to execute on its business plan as a diversified REIT. Applicant represents that it does not expect to derive any material portion of its net income after taxes from investment securities, and that it does not expect any of its subsidiaries (including the Subsidiaries and any future subsidiaries) to derive a material portion of its net income after taxes from investment securities.

IV.	APPLICABLE STATUTORY PROVISIONS

Applicant conducts its operations so that neither it nor any of its subsidiaries are or will be required to register as an investment company under the 1940 Act. Applicant accomplishes this by conducting its activities so as not to meet the definition of an “investment company” under Section 3(a) of the 1940 Act. Applicant therefore requests that the Commission issue an order declaring that Applicant has ceased to be an investment company.

We note that the Commission previously granted an order pursuant to Section 8(f) to a company that changed the nature of its business from a registered closed-end management investment company to an operating company that owns and operates self-storage facilities.5 We also note that the Commission previously has granted orders pursuant to Sections 3(b)(2) and 8(f) to companies that changed the nature of their business so that they were primarily engaged in a business other than investing, reinvesting, owning, holding, or trading securities.6 Finally, we note that the Commission has recently granted an order pursuant to Section 8(f) to a company that changed the nature of its business from a closed-end management investment company to a mortgage REIT.7

A.	Applicant is not an investment company under Section 3(a)(1)(A) of the 1940 Act

Section 3(a)(1)(A) of the 1940 Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.

The Commission and courts have generally referred to the following factors in determining whether an issuer is primarily engaged in the business of investing and reinvesting in securities under Section 3(a)(1)(A) of the 1940 Act: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activity of its directors, officers, and employees; (iv) the nature of its present assets; and (v) the sources of its present income. While these factors were developed primarily in analyses under Section 3(b)(2) of the 1940 Act, they are equally applicable to analyses under Section 3(a)(1)(A).8

[4]	See Tonopah Mining Co., 26 S.E.C. 426 (1947); Certain Prima Facie Inv. Companies, 1940 Act Rel. No. 10937 (Nov. 13, 1979).
[5]	In the Matter of Self Storage Group, Inc., 1940 Act Rel. Nos. 31946 (notice) and 31960 (order) (January 19, 2016).
[6]

In the Matter of Madison Fund, Inc., 1940 Act Rel. Nos. 13565 (notice) and 13611 (order) (November 1, 1983); Baldwin Securities Corporation, 1940 Act Rel. Nos. 15700 (notice) and 15747 (order) (May 20, 1987).

[7]	In the Matter of RMR Mortgage Trust, 1940 Act Rel. Nos. 34130 (notice) and 34163 (order) (January 5, 2021).
[8]

See Tonopah Mining Co., 26 S.E.C. 426 (1947); Certain Prima Facie Inv. Companies, 1940 Act Rel. No. 10937, at n.24 (Nov. 13, 1979) (“Although [Tonopah] was decided under section 3(b)(2) of the Act, the “primary engagement” standard set forth in that case also appears to be applicable to the identical standard of section 3(a)(1) and 3(b)(1).”).

Each of these five factors is discussed in Section III of this Application and demonstrates that Applicant is no longer an investment company within the meaning of Section 3(a)(1)(A) of the 1940 Act. With respect to factors (i) and (ii), since the Proposals were approved by shareholders, Applicant has clearly and consistently indicated to the public and its shareholders its plan to become a diversified REIT and cease being a registered investment company and continues to do so with each public financial report and press release and on its website. Specifically, following shareholder approval of the Proposals, Applicant has consistently disclosed that Applicant has begun to realign its portfolio so that it is no longer an “investment company” under the 1940 Act, has filed an application with the Commission for a deregistration order and has announced a change in its name to reflect its business as a diversified REIT. In addition, Applicant has sold or reorganized approximately 57% of its legacy portfolio assets, and continues to sell remaining legacy portfolio assets, and transitioned approximately 57% of its assets into assets that are not “investment securities” (as defined in Section 3(a)(2) of the 1940 Act) and cash items ready for deployment as opportunities within its new business mandate arise, subject to applicable compliance requirements and other business considerations. Accordingly, Applicant’s shareholders would not confuse Applicant’s representations or activities with those of a traditional investment company.

With respect to factor (iii), the activities of the Adviser and Applicant’s Trustees and officers indicate that Applicant is focused primarily on operating as a diversified REIT.

With respect to factors (iv) and (v), as discussed in Section III and below, less than 40% of the value of Applicant’s Adjusted Total Assets are investment securities and Applicant derives its income primarily from assets that are not “investment securities” (as defined in Section 3(a)(2) of the 1940 Act).

Accordingly, Applicant is primarily engaged, both directly and through the Subsidiaries, in the business of operating as a diversified REIT. The Commission has never taken the view that a company that is not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act is nonetheless an investment company within the meaning of Section 3(a)(1)(A) of the 1940 Act absent the “special situation” investment company doctrine, which is not applicable to Applicant.9

B.	Applicant is not an investment company under Section 3(a)(1)(B) of the 1940 Act

Applicant is not an “investment company” within the meaning of Section 3(a)(1)(B) of the 1940 Act because it is not engaged, and does not propose to engage, in the business of issuing face-amount certificates of the installment type,10 has not been engaged in such business and does not have any such certificate outstanding.

C.	Applicant is not an investment company under Section 3(a)(1)(C) of the 1940 Act

Section 3(a)(1)(C) defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s Adjusted Total Assets. Excluded from the term “investment securities,” among other things, are “Government securities” (as defined in the 1940 Act) and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.11 Section 2(a)(24) of the 1940 Act defines a “majority-owned subsidiary” of a person to mean a company 50% or more of the outstanding voting securities12 of which are owned by such person, or by a company which, within the meaning of this definition, is a majority-owned subsidiary of such person. Applicant owns 100% of the voting

[9]

A “special situation” investment company is a company whose primary business is to acquire securities for investment with a view to increasing their value and later disposing of them at a profit. Often such a company invests in securities of operating companies and obtains control of them, not to engage in their line of business, but to rehabilitate them with management reforms in order to enhance the selling value of such securities with a view to quick resale. The typical “special situation” investment company will frequently invest in shares of publicly traded operating companies to facilitate resale of such shares at a quick profit. See, e.g., Bankers Securities Corp. v. SEC, 146 F.2d 88 (3d Cir. 1944); United Stores Corp., 10 S.E.C. 1145 (1942). Applicant is primarily engaged, both directly and through its wholly-owned subsidiaries, in the business of operating as a diversified REIT and expects to hold fee interests in real estate and real estate related assets for a substantial period of time prior to any resale thereof and is not a special situation investment company.

[10]

Section 2(a)(15) of the 1940 Act defines a “face-amount certificate of the installment type” as “any certificate, investment contract, or other security which represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than twenty-four months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount.”

[11]	See 1940 Act § 3(a)(2).
[12]	See 1940 Act § 2(a)(42).

securities of each of NREC and NREO and 53% of the voting securities of NSP, and will own at least 50% of the voting securities of other non-investment company subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act it may form to ensure the value of investment securities owned by Applicant is less than 40% of the value of Applicant’s Adjusted Total Assets.

Applicant owns 100% of the voting securities of each of NREO and NREC, and 53% of the voting securities of NSP. None of NREO, NREC or NSP is an “investment company” within the meaning of Section 3(a) of the 1940 Act, and none of those entities is relying on the exception from the definition of investment company set forth in Section 3(c)(1) or 3(c)(7) of the 1940 Act. The non-investment company status of each of NREO, NREC and NSP is described further in Section IV.D. below. Therefore, Applicant’s interests in the Subsidiaries are not “investment securities” (within the meaning of Section 3(a)(2) of the 1940 Act). Because the value of Applicant’s interests in the Subsidiaries exceeds 60% of the value of Applicant’s Adjusted Total Assets, the value of any investment securities owned by Applicant is less than 40% of the value of Applicant’s Adjusted Total Assets. Applicant is therefore not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act. Rather, Applicant is primarily engaged, both directly and through the Subsidiaries, in the business of operating as a diversified REIT.

D.	The Subsidiaries are not investment companies within the meaning of Section 3(a) of the 1940 Act

Section 3(a)(1)(A)

Section IV.A., above, sets forth the statutory provisions and applicable analytical framework for evaluating whether the Subsidiaries are “investment companies” under Section 3(a)(1)(A) of the 1940 Act. With respect to factors (i) through (iii), NREO and NREC are wholly-owned by Applicant, operated by the Adviser and Applicant’s officers and overseen by Applicant’s Board. Similarly, with respect to factors (i) through (iii), NSP is majority-owned by Applicant and officers of the Adviser serve as officers of NSP. The considerations set forth with respect to Applicant in Sections III. and IV.A., above, as they relate to factors (i) through (iii), are equally applicable to the Subsidiaries and discussed in further detail below.

Historical Development. With respect to factor (i), NREO was organized under the laws of Delaware on September 17, 2012, NREC was organized under the laws of Delaware on March 31, 2014 and NSP was incorporated under the laws of Maryland on September 30, 2014.13 Each of NREO and NREC has been a wholly-owned subsidiary of Applicant since such subsidiary’s inception and has been primarily engaged in the business of operating as a REIT. NSP has been a majority-owned subsidiary of Applicant since November 6, 2020 and has been primarily engaged in the business of originating, executing, financing, and managing real estate investments in the self-storage sector.

Public Representations. With respect to factor (ii), the Subsidiaries are wholly-owned (NREO and NREC) or majority-owned (NSP) subsidiaries, as applicable, whose securities are not listed on any exchange. As such, none of the Subsidiaries has any public disclosure requirements under the Exchange Act or the rules of any exchange. However, to the extent Applicant has described each Subsidiary in its periodic filings under the 1940 Act, each Subsidiary has been held out as an entity investing in real estate and not an investment company. Accordingly, none of the Subsidiaries held itself out as an investment company.14

Activity of Directors, Officers and Employees. With respect to factor (iii), the Subsidiaries are operated by the Adviser, the Adviser’s officers and/or Applicant’s officers, as applicable and NREO and NREC are overseen by Applicant’s Board. In their respective capacities with respect to the Subsidiaries, these persons have conducted themselves consistent with the operation and oversight of a REIT business and have been engaged in (a) sourcing, diligencing and approving investments in real estate (NREO and NREC) or (b) originating, executing, financing, and managing real estate investments in the self-storage sector (NSP).

Nature of Present Assets and Sources of Present Income. With respect to factors (iv) and (v), as discussed below and in Section III, above, less than 40% of the value of each Subsidiary’s Adjusted Total Assets are investment securities and each Subsidiary derives its income primarily from fee interests in real property (“Property Assets”) and/or its own majority-owned subsidiaries (as defined in Section 2(a)(24) of the 1940 Act) that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (collectively, “Non-Investment Security Assets”). Property Assets are not “investment securities” (as defined in Section 3(a)(2) of the 1940 Act) because they represent fee interests in real property, which are not “securities” (as defined in Section 2(a)(36) of the 1940 Act).15 The special situation investment company doctrine is similarly not applicable to the Subsidiaries.

[13]

Jernigan Capital Inc. (“Jernigan”), the predecessor entity of NSP, was acquired in a take-private transaction that closed in November 2020 (the “Merger”). Articles of Amendment changing the name from Jernigan Capital, Inc. to NexPoint Storage Partners, Inc. were filed with the Maryland State Department of Assessments & Taxation on November 25, 2020.

[14]

Prior to the Merger, Jernigan was a publicly-traded corporation whose common stock was listed on the NYSE. As a listed corporate issuer, Jernigan was subject to the public disclosure requirements of the Exchange Act and the rules of the NYSE. In its filings, Jernigan disclosed that it was engaged in the business of operating as “a commercial real estate company that invests primarily in new or recently-constructed and opened self-storage facilities located predominately in dense urban submarkets within the top 50 United States metropolitan statistical areas.” Accordingly, Jernigan did not hold itself out as an investment company in its Exchange Act filings made prior to the Merger.

[15]

See Guidelines as to the Applicability of the Federal Securities Laws to Offers and Sales of Condominiums or Units in a Real Estate Development, S.E.C. Release No. 33-5347, 38 Fed. Reg. 1735, 1973 WL 158443, at *1 (Jan. 4, 1973). Fee interests in real estate held through majority-owned subsidiaries (as defined in Section 2(a)(24) of the 1940 Act) of Applicant are considered “Property Assets” because such fee interests are the only assets owned by such subsidiaries, thus causing such subsidiaries to not be “investment securities” since they are not investment companies and are not relying on the exception from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Section 3(a)(1)(B)

Section IV.B., above, sets forth the statutory provisions for evaluating whether the Subsidiaries are “investment companies” under Section 3(a)(1)(B) of the 1940 Act. None of the Subsidiaries, the NREO Subsidiary (as defined below) or NREO REIT Sub II (as defined below) is engaged, nor does any of the Subsidiaries, the NREO Subsidiary or NREO REIT Sub II propose to engage, in the business of issuing face-amount certificates of the installment type, nor has any of the Subsidiaries, the NREO Subsidiary or NREO REIT Sub II been engaged in such business nor does any of the Subsidiaries, the NREO Subsidiary or NREO REIT Sub II have any such certificate outstanding.

Section 3(a)(1)(C)

Section IV.C., above, sets forth the statutory provisions and applicable analytical framework for evaluating whether the Subsidiaries are “investment companies” under Section 3(a)(1)(C) of the 1940 Act. As described below, none of the Subsidiaries is an investment company within the meaning of Section 3(a)(1)(C).

NREO. As of December 1, 2021, NREO’s assets were comprised of (i) “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), (ii) “investment securities” (as defined in Section 3(a)(2) of the 1940 Act) and (iii) Non-Investment Security Assets. As of December 1, 2021, the aggregate value of the Non-Investment Security Assets owned by NREO was approximately 69% of the value of NREO’s Adjusted Total Assets. NREO’s Non-Investment Security Assets consist of Property Assets and its interest in a majority-owned subsidiary (as defined in Section 2(a)(24) of the 1940 Act) that is not an investment company and is not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (the “NREO Subsidiary”). The value of investment securities owned by NREO represents approximately 31% of NREO’s Adjusted Total Assets as of December 1, 2021, which is less than 40% of NREO’s Adjusted Total Assets. NREO is therefore not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act. Rather, NREO is primarily engaged in the business of operating as a REIT.

Because Non-Investment Security Assets represent approximately 69% of NREO’s Adjusted Total Assets as of December 1, 2021, NREO derives its income primarily from Non-Investment Security Assets. For the year ended December 31, 2020, NREO derived approximately 0% of its net income after taxes from Non-Investment Security Assets, and for the period from January 1, 2021 through December 1, 2021, NREO derived approximately 62% of its net income after taxes from Non-Investment Security Assets.

NREO Subsidiary. As of December 1, 2021, approximately 80.5% of the aggregate value of the NREO Subsidiary’s Adjusted Total Assets consisted of interests in two majority-owned subsidiaries (as defined in Section 2(a)(24) of the 1940 Act) (“NREO REIT Sub I” and “NREO REIT Sub II”) that are not investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Therefore, the value of any “investment securities” owned by the NREO Subsidiary amount to less than 40% of the NREO Subsidiary’s Adjusted Total Assets and the NREO Subsidiary is therefore not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act.

Additionally, the NREO Subsidiary is a majority-owned subsidiary through which NREO conducts its business of operating as a REIT; therefore, the same considerations detailed above with respect to NREO’s status as not being an “investment company” within the meaning of Section 3(a)(1)(A) of the 1940 Act apply to the NREO Subsidiary.

NREO REIT Sub I. Section 3(c)(5) of the 1940 Act provides, “Notwithstanding [Section 3(a) of the 1940 Act], none of the following persons is an investment company within the meaning of [the 1940 Act]: ... Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: ... (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

As of December 1, 2021, the only assets of NREO REIT Sub I were mezzanine loans that qualify as “mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C) of the 1940 Act (all such qualifying investments, “Qualifying Real Estate Assets”).16 Because such mezzanine loans are Qualifying Real Estate Assets, the value of NREO REIT Sub I’s Qualifying Real Estate Assets is more than 80% of the value of its total assets. Additionally, NREO REIT Sub I (i) is not engaged, or proposing to engage, in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and (ii) has not been engaged in such businesses nor does it have any such securities or certificates outstanding. As a result, NREO REIT Sub I is excluded from the definition of “investment company” by Section 3(c)(5)(C) of the 1940 Act.

NREO REIT Sub II. As of December 1, 2021, the only assets of NREO REIT Sub II were “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act) and interests in a majority-owned subsidiary (as defined in Section 2(a)(24) of the 1940 Act) that is not an investment company and is not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (“NREO REIT Sub II-A”). As of December 1, 2021, approximately 65.6% of the aggregate value of NREO REIT Sub II-A’s Adjusted Total Assets were mortgage investments and mezzanine loans that are Qualifying Real Estate Assets and approximately 34.4% of the aggregate value of NREO REIT Sub II-A’s Adjusted Total Assets were real estate-type assets.17 Additionally, NREO REIT Sub II-A (i) is not engaged, or proposing to engage, in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and (ii) has not been engaged in such businesses nor does it have any such securities or certificates outstanding. As a result, NREO REIT Sub II-A is excluded from the definition of “investment company” by Section 3(c)(5)(C) of the 1940 Act, and NREO REIT Sub II is not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act since all of its Adjusted Total Assets consist of its interest in NREO REIT Sub II-A.

Additionally, NREO REIT Sub II is a majority-owned subsidiary through which NREO conducts its business of operating as a REIT; therefore, the same considerations detailed above with respect to NREO’s status as not being an “investment company” within the meaning of Section 3(a)(1)(A) of the 1940 Act apply to NREO REIT Sub II.

NREC. As of December 1, 2021, NREC’s assets were comprised of (i) “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), (ii) “investment securities” (as defined in Section 3(a)(2) of the 1940 Act) and (iii) Property Assets. As of December 1, 2021, the aggregate value of the Property Assets owned by NREC was approximately 84% of the value of NREC’s Adjusted Total Assets. The value of investment securities owned by NREC represents approximately 16% of NREC’s Adjusted Total Assets as of December 1, 2021, which is less than 40% of NREC’s Adjusted Total Assets. NREC is therefore not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act. Rather, NREC is primarily engaged in the business of operating as a REIT.

Because Property Assets represent approximately 84% of NREC’s Adjusted Total Assets as of December 1, 2021, NREC derives its income primarily from Property Assets. For the year ended December 31, 2020, NREC derived approximately 81% of its net income after taxes from Property Assets, and for the period from January 1, 2021 through December 1, 2021, NREC derived approximately 100% of its net income after taxes from Property Assets.

NSP. As of December 1, 2021, NSP’s assets were comprised of (i) “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), (ii) “investment securities” (as defined in Section 3(a)(2) of the 1940 Act) and (iii) Property Assets. As of December 1, 2021, the aggregate value of the Property Assets owned by NSP was approximately 81% of the value of NSP’s Adjusted Total Assets. The value of investment securities owned by NSP represents approximately 12% of NSP’s Adjusted Total Assets as of December 1, 2021, which is less than 40% of NSP’s Adjusted Total Assets.18 NSP is therefore not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act. Rather, NSP is primarily engaged in the business of operating as a real estate platform focused on the self-storage sector.

Because Property Assets represent approximately 81% of NSP’s Adjusted Total Assets as of December 1, 2021, NSP derives its income primarily from Property Assets. For the year ended December 31, 2020, NSP derived approximately 69% of its net income after taxes from Property Assets, and for the period from January 1, 2021 through December 1, 2021, NSP derived approximately 70% of its net income after taxes from Property Assets.

[16]	See generally Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, 1940 Act Release No. 29778 (Aug. 31, 2011).
[17]	Id.
[18]	The remainder of NSP’s Adjusted Total Assets consists principally of goodwill booked in connection with a portfolio transaction.

V.	FEDERAL INCOME TAX CONSIDERATIONS

It is anticipated that, after deregistration, Applicant and its shareholders will continue to be taxed in nearly identical fashion under the Internal Revenue Code of 1986, as amended (the “Code”), as they have historically been treated. As a registered investment company, Applicant has filed its federal income tax returns for its taxable years from inception on the basis that it qualified to be taxed as a “regulated investment company” (“RIC”), as that term is defined in the applicable provisions of the Code. As a RIC, Applicant has not been taxed at the entity level on its net income and net realized gains that it distributed to its shareholders.

Applicant is operating during its 2021 taxable year so that it may qualify for taxation as a REIT. In order to qualify for taxation as a REIT, Applicant, among other things, will satisfy certain REIT asset and income requirements imposed by the Code. Qualification for taxation as a REIT will provide Applicant and its shareholders with certain favorable tax consequences and allow Applicant to continue to qualify for “pass-through” tax treatment on account of a dividends paid deduction that will apply with respect to net income and net realized gains that Applicant distributes to its shareholders. Accordingly, there is no longer a U.S. federal income tax reason for Applicant to be registered with the Commission as an investment company. Thus, not only will deregistration have no unfavorable U.S. federal income tax consequences to Applicant or its shareholders, deregistration will also be consistent with Applicant’s ongoing business plan and the tax treatment that is incident thereto.

VI.	HARDSHIP FOR CONTINUED COMPLIANCE

Continued compliance with the 1940 Act would present an undue hardship to Applicant. By design, the 1940 Act is not intended to regulate operating companies and, as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company’s business, operations, and financial viability. Examples include a general prohibition on the granting of warrants, and requirements to obtain shareholder approval prior to issuing securities at less than the net asset value per share. In addition, the limitations imposed by Section 18 of the 1940 Act on Applicant’s capital structure constrain Applicant’s ability to borrow and otherwise manage its capital structure in ways that the Board believes are prudent and reasonable for an operating company but are prohibited for a registered investment company. Such restrictions present significant obstacles to capital raising activities in which Applicant would otherwise participate if it were not for its status as a registered investment company and would likely result in lower yields for common shareholders as compared to other diversified REITs whose capital structure and leverage ratios are not restricted by the 1940 Act. Further, the prohibitions of Section 17 of the 1940 Act on transactions with affiliates, together with Section 23(a) of the 1940 Act, also present an obstacle to Applicant by effectively prohibiting many types of incentive-based compensation the Board considers to be reasonable and necessary to attract and retain the best qualified persons to manage Applicant’s business. More importantly, the continued compliance with the 1940 Act is contrary to what shareholders of Applicant have agreed to when they approved the Proposals.

VII.	CONCLUSION

Applicant is primarily engaged, directly and through the Subsidiaries, in the business of operating as a diversified REIT and is no longer an investment company by virtue of the fact that Applicant is not an investment company within the meaning of Section 3(a)(1) of the 1940 Act. Upon deregistration as an investment company, Applicant will continue to manage its operations so that Applicant and its subsidiaries will continue to be excluded from the definition of an “investment company” under the 1940 Act. For the reasons set forth herein, Applicant satisfies the standards for an order under Section 8(f) of the 1940 Act.

*****

AUTHORIZATION TO FILE THIS APPLICATION

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that the Board, by resolution duly adopted and attached hereto as Exhibit A, has authorized certain officers of Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.

The verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit B. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer of Applicant have been complied with and such officer is fully authorized to do so.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicant states that its address is 300 Crescent Court, Suite 700, Dallas, Texas 75201, and Applicant further states that all communications concerning this Application or any amendment thereto should be directed to:

Thomas A. DeCapo

Kenneth E. Burdon

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

Telephone Number: (617) 573-4800

and

R. Charles Miller

K&L Gates, LLP

1601 K St NW

Washington, DC 20006

Telephone: (202) 778-9372

It is hereby requested that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.

[Signature page follows]

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Secretary

Dated: December 2, 2021

Exhibit A

Authorization

Secretary’s Certificate of Board of Trustees Resolution

I, Stephanie Vitiello, hereby state that I am the duly elected Secretary of NexPoint Diversified Real Estate Trust (the “Fund”) and as said Secretary do hereby certify that the following are resolutions duly adopted by the Board of Trustees of the Fund at a meeting held on June 16, 2020, and that said resolutions have not been amended or modified and is in full force and effect:

RESOLVED, that the proper officers of the Fund are authorized and directed to prepare and file an application to the Securities and Exchange Commission for an order under Section 8(f) of the 1940 Act declaring that the Fund has ceased to be an investment company and terminating its registration under the 1940 Act (the “Deregistration Application”) on a date deemed appropriate by the proper officers following the approval by shareholders of the Special Meeting Proposals.

RESOLVED, that the Authorized Officers of the Fund be, and they hereby are, authorized and empowered, in the name and on behalf of the Fund, to do and perform or to cause to be done or performed, all such acts and things, to make such filings, transmissions and webpostings, to execute and deliver such documents, agreements and instruments and to incur such expenses as may be deemed by any such Authorized Officer to be necessary, convenient or desirable in connection with the Special Meeting, the solicitation of proxies by the Board in connection therewith or the other matters authorized or contemplated by the foregoing resolutions.

/s/ Stephanie Vitiello
Stephanie Vitiello
Secretary

December 2, 2021

Exhibit B

Verification of Application

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of NexPoint Diversified Real Estate Trust; that she is the Secretary of such entity; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 2nd day of December, 2021, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Stephanie Vitiello
Name: Stephanie Vitiello
Title: Secretary

Dated: December 2, 2021